[NanoDynamics Letterhead]
November 9, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Barros

Re:	NanoDynamics, Inc.
Registration Statement on Form S-1 (File No. 333-142641)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), NanoDynamics, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-142641) (the “Registration Statement”).
     The Company requests the withdrawal of the Registration Statement because it has decided not to pursue the offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement. Pursuant to Rule 477(c), the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
     If you have any questions regarding this application for withdrawal, please contact Diane J. McMahon, General Counsel, in connection with the Registration Statement, at 716-880-1035. Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned by facsimile at 716-853-8996.

Very truly yours, NANODYNAMICS, INC.
By:	/s/ Keith A. Blakely
Keith A. Blakely, CEO